Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

1	HIGHLIGHTS AND RELEVANT UPDATES	4
2	CORE BUSINESS, STRATEGY AND OUTLOOK	14
3	REVIEW OF FINANCIAL RESULTS	17
4	REVIEW OF OPERATIONS AND MINE PERFORMANCE	22
5	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES	29
6	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	31
7	FINANCIAL CONDITION AND LIQUIDITY	33
8	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES	38
9	CONTINGENCIES	39
10	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	39
11	NON-GAAP FINANCIAL PERFORMANCE MEASURES	41
12	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	44

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on March 26, 2024, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) consolidated financial statements for the year ended December 31, 2023 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•	Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;
•	All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;
•	Gross profit excluding Depreciation and Amortization (“DA”);
•	Sustaining, and non-sustaining (expansionary and exploration) capital expenditures; and
•	Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non- GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

1.	HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold had a transformative year in 2023, marking a significant evolution in its corporate structure. With a successful financing and public listing in September, the Company established a solid foundation for its operational optimization and growth strategy. Allied's robust project pipeline is set to deliver unparalleled growth in production and key financial metrics over the medium and long term, building on its already substantial sustainable production platform.

Currently, the Company's primary focus, which is well underway, is to transition from accumulating a portfolio of high-quality, high- potential assets to stabilizing and optimizing operations. This strategic shift also involves developing high-quality growth projects and delivering shareholder value and returns. The September 2023 public listing represented a pivotal moment, aligning with the appointment of a seasoned management team committed to these objectives. This team is actively investing in key operational improvements, aimed at enhancing productivity, reducing costs, and increasing cash flows. In addition, they are dedicated to advancing the fully permitted and significant projects at Kurmuk and Sadiola.

Guided by experienced mining executives, including veterans from Yamana Gold and other top precious metal mining firms, and backed by extensive regional expertise, Allied is strategically positioned for enhanced operational and financial performance.

As anticipated, the fourth quarter delivered a sequential increase in production compared to the previous quarter. The objective for the fourth quarter was to demonstrate the production capacity of the Company's operations, and establish that they could exceed a minimum expected annual production of at least 375,000 ounces, before further optimizations and costs improvements. A further objective was to put systems in place for improved mine plans and budgeting processes. The benefits of these optimizations are expected to be realized at the beginning of 2024 and are reflected in the guidance provided for 2024. The financial improvement follows a period characterized by primarily non-recurring and non-cash expenses associated with the business combination and ongoing transformation post the September public listing.

Management has begun developing an optimization plan encompassing a series of enhancements to increase production and improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the augmented provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the mineral reserves of oxide ore at Sadiola. As importantly, these efforts are supplemented by ongoing improvements to mine plans. In addition, management has also begun a program of further engagement with its workforce, local stakeholders, and governmental entities, to ensure better alignment.

Throughout 2023, Allied simplified its capital structure and enhanced its financial flexibility. This effort included repaying historical debt concurrently with the recent financing and completion of the public listing. Further, the Company signed a three-year, undrawn, $100 million credit facility, which provides additional flexibility. Although the Company does not expect to draw on the facility, it reinforces its financial strategy to support growth while mitigating downside price risks. The payment of the obligations with Orion Financial Partners and Auramet (the latter of which was repaid during the fourth quarter), significantly enhanced the Company's financial position, as it starts its deployment of capital and growth phase. Additionally, Allied has adopted a governance approach aligned with best practices established by public companies, emphasizing rigorous risk management and sustainability practices. The Company acknowledges that this transitional phase has resulted in earnings volatility in the third and fourth quarters, primarily due to transaction-related costs, normalization of working capital and one-off events. Normalizing the Company's working capital, ensuring stable accounts payable balances, and optimizing supplier agreements, are integral components of the Company’s strategy to enhance efficiency and reduce costs.

Despite the volatility, the Company's strategic approach and commitment to delivering lasting value for the Company's stakeholders remains its central focus and the Company is well positioned to achieve significant production growth, driving a compounded and disproportionate increase in cash flows and profitability.

Operational, Earnings and Cash Flows Highlights:

For the three months ended December 31, 2023, unless otherwise noted

•	Strong quarterly production of 94,755 gold ounces, representing a meaningful increase over third quarter production of approximately 12%. Fourth quarter production demonstrates the ability of Allied's mines to exceed a minimum expected annual production of at least 375,000 ounces, before further optimizations and costs improvements.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

•	Sales of 93,073 gold ounces, in line with production.

•	Cost of sales, cash costs(1) and AISC(1) per gold ounce sold of $1,634, $1,398, and $1,593, respectively. Fourth quarter costs resulted in full year costs being in line with the normal cost tolerances used by Allied, which are two percent above and below Allied’s guided costs. Operating highlights by mine for the quarter as follows:

For three months ended December 31, 2023	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	41,150	40,863	$1,541	$1,429	$1,592
Bonikro Gold Mine	34,232	34,328	$1,502	$1,076	$1,220
Agbaou Gold Mine	19,373	17,882	$2,100	$1,947	$2,308
Total	94,755	93,073	$1,634	$1,398	$1,593

•	A progressive increase in the number of ounces produced was observed throughout the year. Production in the first quarter was 78,617 ounces, and concerted efforts were made to stabilize and normalize production in the second and third quarters, achieving a range of 84,000-86,000 ounces. As anticipated, the Company capped the year with its strongest period in the fourth quarter, producing 94,755 ounces. Consequently, the Company achieved annual production of 343,817 ounces, largely in line with the previously guided range. Increases to current producing mines' sustainable basis of 375,000 ounces per year, as evidenced by the run rate delivered in the fourth quarter, is anticipated during the next several years following the execution of optimization and brownfield growth initiatives being pursued at all operations, including maximizing the yield from oxide ore and the integration of the Diba project. In particular, the Company expects increased production during 2024, as noted in the Guidance section of this MD&A, and then further into 2025, before a step increase in production from significant growth projects that are expected beginning in 2026.

•	As at December 31, 2023, the Company had cash and cash equivalents of $158.6 million. The increase in cash is attributable to the successful financing, which closed concurrent with the Company’s public listing. After certain repayments, predominantly the Orion loans which were extinguished concurrently with the close, net cash available from the financing was $195.2 million. Further, the Company has a three-year, undrawn, $100 million credit facility, which provides additional flexibility. Although the Company does not expect to draw on the facility, it reinforces its financial strategy to support growth while mitigating downside price risks. Based on recent gold prices, the Company expects to be fully financed based on cash flows, however as a precaution, so that the Company is not dependent on gold price, Allied is actively executing a select number of non-dilutive alternatives including streams on producing assets and a gold prepay facility. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants. Among these initiatives, Allied is in advanced discussions to implement a stream for approximately $50 million on non-core assets, with the competitive tension in the market supporting the potential to raise proceeds of about $75-100 million from a small 0.75-1.00% stream on Sadiola. Additionally, the Company aims to secure at least $100 million in proceeds by late 2024 or early 2025 through a gold prepay facility, which not only brings forward revenue but also includes a built-in gold price collar amidst favorable market rates, acting as a hedge against gold price depreciation during the construction of Kurmuk.

•	Net cash generated from operating activities for the quarter was impacted, as anticipated and previously disclosed, by cash-based transaction costs related to the public listing which were accrued in the third quarter, but paid during the fourth quarter. Such costs are unrelated to the underlying mining operations and the Company’s ability to generate cash flow. Further, the timing of valued-added-tax ("VAT") credit receipts and inventory movements also impacted working capital. Excluding transaction related costs, and their working capital movement impact, Net cash used in operating activities would go from the reported outflow of $4.8 million to a cash inflow of $9.6 million on a normalized basis.

•	Operating cash flows before income tax paid and movements in working capital were also impacted by the aforementioned transaction costs, but to a lesser extent, as significantly lower costs were incurred in the fourth quarter. Operating cash flows before income tax paid and movements in working capital were a reported inflow of $14.0 million.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

•	During the fourth quarter, the Company expanded its cash margins (Gross Profit excluding Depreciation and Amortization(1)) meaningfully, by over 40% in relation to the prior year comparative and 5% from the third quarter. However, as anticipated, expenses associated with the business combination and ongoing transformation post the September public listing impacted earnings for the period. With guidance provided for 2024, exclusive of current gold price gains observed in market, the Company anticipates continued growth of margins without the noise associated with one-time items. Net Earnings Attributable to the Shareholders to the Company (“Attributable Net Earnings Earnings”) for the three months ended December 31, 2023 was $5.4 million or $0.02 per share. However, management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate and better reflect the underlying economic results. Adjustments include public listing related costs, unrealized gains and losses on financial instruments and share-based compensation. After these adjustments, the Company reports Adjusted Net Loss(1) of $4.6 million or $(0.02) per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

•	During the year, the Company expanded its Mineral Reserves and Mineral Resources (which are inclusive of Mineral Reserves), replacing depletion by 190% in 2023. The Company remains focused on extending the mine lives at Agbaou, Bonikro, and Kurmuk, and on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased expansion and providing additional processing flexibility. Moreover, Allied advanced its regional exploration programs aimed at uncovering significant potential across its portfolio, realizing exploration success at highly prospective locations such as Oume, located north of Bonikro mill, and Tsenge, located south to the project mill at Kurmuk. As at December 31, 2023, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold contained, within 238 million tonnes at a grade of 1.46 g/t, an increase of over 300,000 ounces versus the previous year. This increase reflects meaningful growth at Sadiola, Agbaou and Kurmuk, with partial replacement of mining depletion at Bonikro. Similarly, total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year, partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t.

Corporate Development Highlights:

Closing of Business Combination and Going Public Transaction

On September 7, 2023, the Company closed its $267 million financing and, on September 11, 2023, subsequently listed its shares on the TSX in a transaction which included a business combination and reverse take-over transaction involving, inter alios, Allied Gold Corp Limited and Allied Merger Corporation ("AMC"). The net proceeds from the financing will be utilized to execute the Company’s growth strategy for its fully permitted, shovel-ready project pipeline, as well as for general corporate needs.

Notably, the gross proceeds included a substantial investment of $40 million from the Company's management and directors. This investment underscores their confidence in the company's strategic initiatives and longer-term vision. The aggregate ownership of management and Board members in the Company, on the go-public transaction, totalled 22.7%, including 5.7% owned by Peter Marrone, Chairman and Chief Executive Officer, who anchored the significant investment of incoming management referred to above, and 10.9% owned by Justin Dibb, founder of Allied Gold Corp Limited and Vice Chairman of the Company demonstrating strong alignment with shareholders and a firm commitment to value creation.

Accretive Strategic Ownership Consolidation of the Kurmuk Development Project and Decision to Advance Expanded Kurmuk Project

On September 7, 2023, the Company completed the accretive acquisition of the minority interest previously held in the Kurmuk project by APM Investment Holdings Ltd. (“APM”), consolidating the Company’s ownership to 100%. Upon the declaration of commercial production and completion of certain commitments such as public road upgrades and installation of a power line, a 7% ownership will be issued to the Ethiopian government. The initial consideration for APM consisted of 11,797,753 common shares at a price of $4.45 per share (being the issue price of the recently completed financing for the going public event), totalling $52.5 million, with further payments structured over time, payable in cash or cash and shares at the option of the Company. Notably, there was no upfront cash consideration, highlighting the mutually beneficial nature of the transaction and underscoring APM's confidence in the Company's operational and execution capabilities, both broadly and specifically in relation to Kurmuk.

This consolidation of ownership positions the Company to be able to advance the Kurmuk Project efficiently through construction and development. The ownership consolidation, which is immediately accretive to net asset value per share, simplifies Kurmuk's management structure, de-risks the project execution, and improves the Company's leverage to project optimizations and its exploration upside.

In addition to the accretive ownership consolidation, the Company has made the decision to advance the expanded Kurmuk project through a two-phase development plan with a total capital requirement of approximately $500 million. This plan includes a capital commitment for the first phase of $185 million to be spent through 2023 and 2024. At the end of this phase, the Company will have the opportunity to assess any further optimizations and improvements before deploying the remaining capital for Kurmuk.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Upon completing the initial phase, the Company will have made significant strides in developing Kurmuk, reaching milestones such as engineering, early works, major equipment procurement, civil infrastructure development, camp establishment, mining contractor mobilization, and pre-stripping at the Ashashire deposit. The Company's exploration at Kurmuk also aims to evaluate options for exploiting an anticipated increase in total mineral inventory, potentially leading to greater annual production. Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital.

During its review of the Kurmuk development plan, the Company decided to pursue an expanded project involving an upgrade of the processing plant's capacity from 4.4Mt/a to the confirmed design of 6.0Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design (FEED), leverages major equipment already owned by the Company, reducing implementation risks and capital intensity. The expanded project is now expected to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain over 240,000 ounces per year over a 10-year mine life, based solely on Mineral Reserves. This improvement is significant compared to the original project, which would have averaged 200,000 ounces annually at similar capital costs. By utilizing existing major equipment and contractor mining, the expanded project will be developed within the same capital requirements as initially planned.

Kurmuk is now planned as a plus 240,000-ounce-per-year gold mine with an AISC(1) targeted below $950 per gold ounce, with a strategic target mine life extending for an initial 15 years. The project requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, with the first gold pour expected in the second quarter of 2026.

Acquisition of Diba Project

The Company has begun to advance the Diba Project, located 15 kilometers south of the processing plant at the Company's flagship Sadiola Gold Mine and adjacent to the Sadiola Large Scale Mining License. The acquisition of the Diba Project from Elemental Altus Royalty Corp. ('Elemental Altus') was completed on November 9, 2023, as previously announced. This strategic move is designed to provide higher-grade and lower-cost oxide ore feed to the Sadiola Gold Mine, particularly in 2024 and 2025, thereby maximizing EBITDA and cash flows during the critical development period of Kurmuk. Additionally, it supports the potential rescheduling of the Phase 1 Expansion at Sadiola, aligning with our long-term operational strategy.

Engineering studies at Diba have progressed, with a maiden Mineral Reserve declared on December 31, 2023, of 6.1 million tonnes at a grade of 1.43 g/t, containing 280,000 gold ounces. The Company has also been actively engaged with local communities, progressing in permitting, and upgrading roads and infrastructure. Advanced grade control drilling has commenced during the first quarter of 2024, setting the stage for mining and processing of Diba in mid-2024.

The total development costs for the Diba Project, including expenses for an access road to transport ore to the Sadiola plant, are anticipated to be $12 million. The additional production from Diba, anticipated to commence in mid-2024, is expected to play a crucial role in optimizing operational efficiency and financial performance at Sadiola, particularly as it allows for a more flexible approach to the rescheduling of the Phase 1 Expansion, thereby reducing AISC(1), boosting revenue, and enhancing cash flows in 2024 and 2025, significantly supporting the Company's adjusted development plans during this period.

The purchase price for Diba consists of cash payments and an NSR royalty. Cash payments total up to $6 million, with an initial amount of $1 million payable on closing, followed by deferred amounts of up to $5 million payable upon the attainment of defined production milestones of up to 200,000 ounces produced from Korali-Sud. The remainder of the purchase price is an NSR royalty at a rate of 3% for the first 226,000 ounces of gold produced from Korali-Sud, and at a rate of 2% for ounces from Korali-Sud and Lakanfla thereafter.

The completion of this transaction marks a pivotal development for the Company, with mining at Diba anticipated to commence in mid-2024. This aligns with the Company's strategic objectives and significantly enhances our production prospects.

Sadiola Phased Expansion

Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, although followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms.

Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company. This approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets, and as such exploration activities, resource modeling and engineering studies are in progress for several areas including S12, Sekekoto West, FE4 and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing through into the new year. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced in this period.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning.

The Company is also advancing opportunities for optimization of the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Optimization Initiatives

Management has begun developing an optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

Other Corporate Matters:

In March of 2021, the Company made a full and final deferred cash payment in accordance with the Sale and Purchase Agreement and subsequently provided payment instruction (the “transaction documents”) relating to the purchase of the Agbaou mine from Endeavour Mining plc ("Endeavour"). The payment was made pursuant to a formal written instruction received from the CEO of Endeavour under the provision of the transaction documents. In light of public statements made regarding this payment, the Company determined it appropriate to engage an independent firm to conduct a formal review, which included reviews of communications and interviews conducted of former management and finance individuals to ensure there was no impropriety by such persons or otherwise. After conducting the review, the Company concluded that former management involved in the transaction complied with the payment terms of the transaction documents. The Company was not able to identify who the ultimate beneficiary of the payment was, although no evidence was found that former management and finance individuals were beneficiaries.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Health and Safety Highlights:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended December 31, 2023 was 2.00, compared to a TRIR of 0.29 in the comparative prior year quarter.

The Company’s TRIR for the year ended December 31, 2023 was 1.32, compared to a TRIR of 0.82 in the comparative prior year period. In terms of Lost Time Injuries (“LTI”), the Company reported 2 LTI for the three months ended December 31, 2023, compared to one LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended December 31, 2023 of 0.52, compared to a LTIR of 0.29 in the comparative prior year quarter.

For the year ended December 31, 2023, the Company reported 7 LTI, compared to 6 LTI in the comparative prior year period, which results in a Company LTIR of 0.49, compared to a LTIR of 0.44 in the comparative prior year period.

The group did not report any significant Environmental Incidents for the three months or year ended on December 31, 2023.

During September of 2023, the Company published its 2022 ESG report in accordance with the Sustainability Accounting Standards Board Standards for metals and mining. The report, which does not form part of this MD&A, can be found on the Company’s website.

Summary of Operational Results

	For three months ended December 31,		For years ended December 31,
	2023	2022	2023	2022
Gold ounces
Production	94,755	101,064	343,817	371,442
Sales	93,073	110,234	343,085	368,587
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,634	$1,522	$1,600	$1,465
Cash Costs(1)	$1,398	$1,399	$1,418	$1,280
AISC(1)	$1,593	$1,556	$1,569	$1,388

Average revenue per ounce	$1,928	$1,720	$1,908	$1,817
Average market price per ounce*	$1,977	$1,731	$1,943	$1,776

*Average market prices based on the LMBA PM Fix Price

Gold production of 94,755 ounces during the three months ended December 31, 2023, compared to 101,064 ounces during the comparative prior period. The change was predominantly driven by Agbaou and Sadiola, as anticipated. At Agbaou, the planned mining of lower grade zones, and lower throughput due to the processing of harder ore, impacted production in relation to the comparative prior period. At Sadiola, production was impacted by the quantities of ore processed, together with lower metallurgical recoveries, due to a higher blend of sulphide ore processed in relation to the prior period.

Total cost of sales(4), cash costs(1), and AISC(1) on a per gold ounce sold basis of $1,634, $1,398, and $1,593, respectively, for the three months ended December 31, 2023, compared to $1,522, $1,399, and $1,556 during the comparative prior period.

Gold sales of 93,073 ounces for three months ended December 31, 2023 compared to 110,234 ounces sold in the comparative period quarter. While current quarter sales were consistent with production, prior year comparative period sales were impacted by timing and exceeded production due to built up inventory.

Gold production of 343,817 ounces during the year ended December 31, 2023, compared to the comparative period production of 371,442 ounces in the prior year. The change was driven by the aforementioned anticipated factors impacting production at Agbaou and Sadiola.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Total cost of sales(4), cash costs(1), and AISC(1) on a gold ounce sold basis of $1,600, $1,418 and $1,569, respectively, for the year ended December 31, 2023, compared to $1,465, $1,280, and $1,388 in the comparative prior year period.

Gold sales for the year ending December 31, 2023 were consistent with production, similarly to the prior year.

Average revenue per ounce generally diverges from the average market price per ounce because of the timing of sales, with minor impacts arising from the ounces delivered under the stream. However, more impactful in the fourth quarter, and decreasing revenue per ounce, was a non-cash streaming revenue related adjustment, in accordance with IFRS 15 - Revenue from Contracts with Customers, which negatively impacted revenue by $3.3 million. The adjustment is associated with increased mine life and its impact on the amortization of deferred revenue, as a longer mine life results in a lower amortization of deferred revenue per ounce, which needs to be retroactively calculated and impacted the current period. Without this adjustment, which impacted revenue per ounce by $36 per ounce, average realized revenue per ounce for the quarter would increase to $1,964, closer to observed market averages, with the differences being related to the aforementioned stream.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Summary of Financial Results:

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars, except for shares and per share amounts)	2023	2022	2023	2022
Revenue	$179,674	$189,600	$655,691	$669,551
Cost of sales, excluding depreciation and amortization	(135,180)	(158,071)	(503,377)	(486,822)
Gross profit excluding depreciation and amortization(1)	$44,494	$31,529	$152,314	$182,729
Depreciation and amortization	(16,927)	(9,732)	(45,524)	(53,326)
Gross profit	$27,567	$21,797	$106,790	$129,403
General and administrative expenses	$(26,781)	$(22,928)	$(64,119)	$(46,566)
Gain (loss) on revaluation of call and put options	—	(12,807)	(21,883)	(21,755)
(Loss) gain on revaluation of financial instruments and embedded derivatives	(1,034)	1,103	(3,087)	—
Impairment of exploration and evaluation asset	—	—	(19,619)	—
Revaluation of provision for reclamation and closure costs	—	22,534	—	22,534
Other (losses) income	(5,986)	3,246	(152,858)	646
Net (loss) earnings before finance costs and income tax	$(6,234)	$12,945	$(154,776)	$84,262
Finance costs	(13,538)	(8,347)	(30,809)	(29,944)
Net (loss) earnings before income tax	(19,772)	4,598	(185,585)	54,318
Current income tax recovery (expense)	$4,168	$(6,551)	$(42,942)	$(43,044)
Deferred income tax recovery (expense)	28,872	(7,350)	36,987	(6,069)
Net earnings (loss) and total comprehensive earnings (loss) for the year	$13,268	$(9,303)	$(191,540)	$5,205

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$5,445	$(11,314)	$(208,482)	$(7,421)
Non-controlling interests	7,823	2,011	16,942	12,626
Net earnings (loss) and total comprehensive earnings (loss) for the year	$13,268	$(9,303)	$(191,540)	$5,205

Net earnings (loss) per share attributable to shareholders of the Company
Basic and Diluted	$0.02	$(0.06)	$(1.03)	$(0.04)

Attributable Net Earnings for the three months ended December 31, 2023 was $5.4 million, compared to an Attributable Net Loss of $11.3 million in the comparative prior year quarter. However, management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate and better reflect the underlying economic results. Adjustments include public listing related costs, unrealized gains and losses on financial instruments and share-based compensation. After these adjustments, the Company reports Adjusted Net Loss(1) of $4.6 million for the current quarter, compared to Adjusted Net Loss(1) of $19.3 million in the comparative prior year quarter. Further details can be found in the table that follows.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Attributable Net Loss for the year ended December 31, 2023 was $208.5 million, compared to an Attributable Net Loss $7.4 million in the comparative prior year period. After the adjustments noted above, the Company reports an Adjusted Net Loss(1) of $12.6 million for the current period, compared to Adjusted Net Loss(1) of $6.3 million in the comparative prior year period. Details of individual adjustments as follows:

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars, except per share amounts)	2023	2022	2023	2022
Net Earnings (Loss) attributable to Shareholders of the Company	$5,445	$(11,314)	$(208,482)	$(7,421)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.02	$(0.06)	$(1.03)	$(0.04)
Transaction related costs	$552	$—	$147,048	$—
Gain (loss) on revaluation of call and put options	—	12,807	21,883	21,755
(Loss) gain on revaluation of financial instrument	1,034	(1,103)	3,087	—
Impairment of exploration and evaluation asset	—	—	19,619	—
Foreign exchange	3,853	3,039	4,223	5,947
Share-based compensation	2,012	2,779	7,265	8,438
Other adjustments	6,498	(25,519)	7,343	(22,403)
Tax adjustments	(24,022)	—	(14,613)	—
Total (decrease) increase to Attributable Net (Loss) Earnings(2)	$(10,073)	$(7,997)	$195,855	$13,737
Total (decrease) increase to Attributable Net (Loss) Earnings(2) per share	$(0.04)	$(0.04)	$0.96	$0.08
Adjusted Net (Loss) Earnings(1)	$(4,628)	$(19,311)	$(12,627)	$6,316
Adjusted Net (Loss) Earnings(1) per Share	$(0.02)	$(0.11)	$(0.07)	$0.03

The fourth quarter and current year "other adjustments" was impacted by a variety of items that are individually insignificant, with the largest being an IFRS 15 non-cash revenue adjustment made in relation to the extension of mine lives and its impact on deferred revenue on the streaming arrangements of $3.2 million as well as provisions on inventory obsolescence of $2.7 million. Prior year comparative quarter and prior year "other adjustments" were impacted predominantly by the revaluation of the provision for reclamation and closure costs of $22.5 million.

The Company did not pay any dividends or have distributions to shareholders during the three months or year ended December 31, 2023 or 2022.

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2023	2022	2023	2022
Operating cash flows before income tax paid and working capital(6)	$14,039	$18,824	$20,027	$138,096
Income tax paid	(3,774)	(9,535)	(25,413)	(46,456)
Operating cash flows before movements in working capital(6)	$10,265	$9,289	$(5,386)	$91,640
Working capital movement(6)	(15,079)	1,802	25,142	(5,319)
Net cash (used in) generated from Operating activities	$(4,814)	$11,091	$19,756	$86,321
Net cash (used in) generated from Investing activities	(24,325)	10,477	(95,515)	(40,937)
Net cash (used in) generated from Financing activities	(10,119)	(3,411)	193,458	(47,854)
Net (decrease) increase in cash and cash equivalents	$(39,258)	$18,157	$117,699	$(2,470)

| 12

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Net cash (used in) generated from operating activities for the three months ended December 31, 2023 was impacted by cash-based transaction costs related to the public listing which were accrued in the third quarter, but paid during the fourth quarter. Such costs are unrelated to the underlying mining operations and the Company’s ability to generate cash flow. Further, the timing of VAT credit receipts and inventory movements also impacted working capital. Excluding the transaction related items, and their working capital movement impact, Net cash used in operating activities would go from the reported $4.8 million to an inflow of $9.6 million on a normalized basis. This compares to an inflow of $11.1 million in the prior year comparative quarter.

Operating cash flows before income tax paid and movements in working capital for the three months ended December 31, 2023 were also impacted by the aforementioned transaction costs, but to a lesser extent as significantly less costs were incurred in the fourth quarter. Excluding the transaction related items, Operating cash flows before income tax paid and movements in working capital would go from the reported inflow of $14.0 million to an inflow of $14.5 million on a normalized basis, compared with the prior year comparative quarter inflow of $18.8 million.

Net cash generated from operating activities for the year ended December 31, 2023 was impacted by cash-based transaction costs related to the public listing, which are unrelated to the underlying mining operations and the Company’s ability to generate cash flow. Working capital movement for the period positively impacted cash flows, mostly due to the buildup of transaction related accruals, expected to be settled in the fourth quarter. Excluding the transaction related items, and their working capital movement impact, Net cash generated from operating activities would go from the reported $19.8 million to $67.5 million on a normalized basis. This compares to $86.3 million in the prior year comparative period.

Operating cash flows before income tax paid and movements in working capital for the year ended December 31, 2023 were also impacted by cash-based transaction costs related to the public listing. Excluding the transaction related items, Operating cash flows before income tax paid and movements in working capital would go from the reported $20.0 million to $83.1 million on a normalized basis. This compares to $138.1 million in the prior year comparative quarter. Prior year comparative period cash flows were impacted by higher sales and lower costs.

As at December 31, 2023, the Company had cash and cash equivalents of $158.6 million.

Summary of Capital Expenditures

For three months ended December 31,	2023	2022	2023	2022	2023	2022	2023	2022
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$1,465	$4,996	$826	$3,641	$428	$1,129	$2,719	$9,766
Bonikro	1,223	2,894	—	12,103	2,201	474	3,424	15,471
Agbaou	2,957	3,324	—	—	—	—	2,957	3,324
Kurmuk	—	—	15,136	—	3	4,006	15,139	4,006
Corporate and Other	86	270	—	—	—	1,266	86	1,536
Total	$5,731	$11,484	$15,962	$15,744	$2,632	$6,875	$24,325	$34,103

For years ended December 31,	2023	2022	2023	2022	2023	2022	2023	2022
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$7,658	$9,448	$4,942	$12,176	$2,266	$1,730	$14,866	$23,354
Bonikro	4,592	5,559	30,393	46,415	4,102	1,461	39,087	53,435
Agbaou	7,225	4,117	—	—	—	—	7,225	4,117
Kurmuk	—	—	15,722	—	14,044	15,941	29,766	15,941
Corporate and Other	253	563	—	—	2,992	8,984	3,245	9,547
Total	$19,728	$19,687	$51,057	$58,591	$23,404	$28,116	$94,189	$106,394

| 13

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

2.	CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold Corporation (“Allied” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project and exploration properties throughout Africa, located in Mali, Côte d’Ivoire and Ethiopia. Allied plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, which are operated as an integrated complex, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, which is expected to drive a compounded and material increase in cash flows and profitability, is underpinned by the Company's exceptional exploration success and a proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire complex. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (trading symbol "AAUC") and has publicly traded convertible debentures trading in U.S. dollars under the symbol "AAUC.DB.U." With Allied having commenced trading on September 11, 2023, the Company expects the first several quarters and the related results to be impacted by its transition to a public company.

Guidance

While the Company's management immediately initialized several optimizations in the fourth quarter of 2023, after management was formally appointed, the optimizations are expected to be realized at the beginning of 2024 year. These improvements segue into the Company's guidance, reiterated below. The objective of the fourth quarter, which was successfully achieved, was to demonstrate the production capacity of the Company's operations, and establish that they could exceed a minimum expected annual production of at least 375,000 ounces, before further optimizations and costs improvements.

Production

In 2024, Allied anticipates producing 375,000 to 405,000 ounces of gold. Achieving the higher end of this guided range primarily hinges on the successful completion of mine contractor transition at Agbaou, where efforts to enhance efficiencies and maximize long-term value are underway, notwithstanding the short-term impacts on production.

(000’s ounces)	2023 Actual	2024 Guidance
Sadiola	171,007	195,000 - 205,000
Bonikro	99,409	95,000 - 105,000
Agbaou	73,401	85,000 - 95,000
Total Gold Production	343,817	375,000 - 405,000

Production is expected to be evenly distributed in both halves of the year with quarter over quarter variances due to mine sequencing and the implementation of operational improvements. With the first quarter almost over, production across all operations is in line with plan. Production in the quarter is expected to be 85,000 to 88,000 ounces with increasing production in the second and third quarters, and with production in the fourth quarter consistent with the third quarter, all of which will align with Allied's guidance of 375,000 to 405,000 ounces for 2024. The integration of mining operations at Agbaou and Bonikro under the same mining contractor, which was initiated late last year, is planned to be completed during the first quarter of 2024 and is now well advanced. This is expected to capture future enhanced operational synergies to be realized in the subsequent quarters. Processing improvements at Bonikro, planned to be completed in the first quarter of 2024 and which are also well advanced, coupled with strong mine performance demonstrated since late 2023 and improved performance at Agbaou with the implementation of better mining protocols under the new mine contractor, are also expected to contribute to the improved performance from the Côte d’Ivoire mining complex in the next quarters. Sadiola, in turn, is poised for sequential production increases in these periods, supported by the addition of high-grade oxide ore from Diba along with other operational improvements which should see production increase significantly in each of the next few quarters. An access road between the plant at Sadiola and Diba has been completed and preparatory work is ongoing. Production from Diba is expected to begin late in the second quarter and development work is presently on track.

| 14

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Costs

Regarding costs, the projected mine-site level cost of sales per ounce, cash costs(1), AISC(1) for 2024 are expected to be $1,385, $1,250 and $1,400 per ounce, respectively, marking a significant reduction compared to 2023 costs. Allied offers this cost guidance within a range of +/- 2%, with the guided figure representing the range's midpoint.

Anticipated cost savings in 2024, amounting to nearly $200 per ounce compared to 2023, are set to reflect the benefits of increased production and continued optimization efforts. Corporate items are expected to add approximately $100 per ounce sold to arrive at the corporate-level AISC(1), with this impact decreasing in future periods as costs decline and production rises. For 2023, to arrive at corporate-level AISC(1), Corporate items would add $191 per ounce sold.

2023 Actual Costs

	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola	1,500	1,405	1,533
Bonikro	1,467	1,105	1,221
Agbaou	2,022	1,887	2,138
Total	1,600	1,418	1,569

2024 Guidance Costs

	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola	1,125	1,075	1,150
Bonikro	1,660	1,275	1,650
Agbaou	1,670	1,595	1,675
Total	1,385	1,250	1,400

CAPEX

2023 Actual Capex

(in thousands of US dollars)	Sustaining Capital	Expansionary Capital	Total Exploration
Sadiola	7,658	4,942	10,637
Bonikro	4,592	30,393	5,700
Agbaou	7,225	—	8,959
Kurmuk	—	15,722	14,044
Corporate and Other	253	—	2,992
Total	19,728	51,057	42,332

| 15

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

2024 Guidance Capex

(in thousands of US dollars)	Sustaining Capital	Expansionary Capital	Total Exploration
Sadiola	12,500	35,000	8,000
Bonikro	5,500	1,000	10,500
Agbaou	7,500	500	6,000
Kurmuk	—	155,000	7,500
Corporate and Other	4,000	7,000	—
Total	29,500	198,500	32,000

The above Sustaining Capital for Bonikro is exclusive of $25.0 million of deferred stripping, which is included in AISC(1) Per Gold Ounce Sold, to be incurred in 2024 in relation to Pushback 5 at Bonikro ("PB5"). Further, approximately 70% of the Company’s expected exploration spend is capital in nature.

Other Expenditures

(in thousands of US dollars)	2023 Actual	2024 Guidance
Total Depreciation and Amortisation	45,524	55,000
Cash Based General and Administrative Expenses	56,854	38,000
Cash Income Taxes (assumes $2,000/ounce gold)	25,413	60,000

Allied’s key focus for 2024 is the sustainable reduction of costs across its asset portfolio. Alongside this, the Company is dedicated to delivering near-term oxide ores at Sadiola and advancing construction activities at Kurmuk, while also continuing its exploration success to extend mine life, particularly in Côte d'Ivoire. Based on ongoing efforts to optimize assets, Allied will release a three-year production and cost forecast in due course.

While not currently reflected in Allied's official one-year guidance, the operating trends clearly support the Company's vision of achieving significant growth at substantially lower costs and underpin the outlook for 2025 and 2026.

At Sadiola, gold production is anticipated to increase sequentially each year during the outlook period, with a goal of achieving 230,000 ounces per year. The improvement is expected to be driven by the inclusion of additional oxide ore from Diba and targets such as Sekekoto West, FE4, and S12, alongside the Phase 1 expansion. These developments are anticipated to offer further opportunities for production increases. For 2025, the AISC(1) is expected to remain within the range of $1,150 to $1,250 per ounce. Although AISC(1) may see a slight increase in 2026, it is projected to stay below $1,350 per ounce. This anticipated rise in costs is partly attributed to the preparations for the mine's second phase expansion later in that year, which will follow the commencement of production at Kurmuk. During this period, costs are expected to continue benefiting from increased production and optimizations. With the availability of oxide ore from Diba and other targets, Phase 1 execution is now targeted to start in late 2024, with production commencing in early 2026.

In the near term, Bonikro is expected to achieve modest yearly increases in gold production during the outlook period, with a goal of exceeding 110,000 ounces annually. This projection does not account for the potential additional benefits from Oume. This improvement is due to the stripping phase planned for 2024 that will expose higher-grade materials in 2025 and 2026, significantly reducing the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period. At Oume, there is potential for further gains, including advanced resource drilling at Oume West and North, as well as at the Akissi-So target south of Bonikro mill.

For Agbaou, gold production is expected to remain consistent each year throughout the outlook period, not falling below 90,000 ounces annually. The improvements are attributed to the identification of additional Mineral Reserves in Agbalé, as well as mining and plant optimizations. These enhancements enable the mill to handle relatively harder rock blends more effectively, while also offering the opportunity to increase oxide feed from Agbalé and other targets.

Kurmuk is expected to start production by mid-2026, contributing more than 175,000 ounces of gold to the latter half of the 2026 forecast. Significant exploration potential at near-mine locations around Dish Mountain and Ashashire, and the Tsenge prospect, supports a strategic mine life of at least 15 years at a mine-site AISC(1) below $950 per ounce. This expected performance is driven by increased throughput and unit costs savings, access to low-cost renewable energy supply and high grade ore near surface among others.

| 16

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Overall, these developments across Allied's portfolio, from enhanced production and cost efficiencies at Sadiola and Bonikro to the promising exploration and operational optimizations at Agbaou and Kurmuk, collectively reinforce a positive outlook, positioning the Company to deliver over 600,000 ounces of gold at an AISC(1) below $1,225 per ounce in 2026.

3.	REVIEW OF FINANCIAL RESULTS

For the three months ended December 31, 2023

Revenue

Revenue of $179.7 million for the three months ended December 31, 2023, compared to $189.6 million in the comparative prior year period. The anticipated change in revenue was driven by a decrease in sales quantities of 17,161 ounces, or 16%, and related to production. This was partially offset by an increase in average revenue per ounce of 12% as a result of higher gold prices versus the comparative period.

The average realized gold during the period was $208/ounce higher, reaching $1,928/ounce compared to $1,720/ounce in the comparative prior period quarter.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization of $135.2 million for the three months ended December 31, 2023, compared to $158.1 million in 2022. The decrease in Cost of Sales, excluding depreciation and amortization was predominantly impacted by the quantity of ounces sold during the quarter in relation to prior year's comparative quarter.

Depreciation and amortization

Total DA(4) of $16.9 million for the three months ended December 31, 2023, was higher than the $9.7 million in the comparative prior year quarter, despite lower sales quantities. The increase is attributable to production at Bonikro from PB5 which commenced in the fourth quarter, and the amortization of related deferred stripping costs, partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In addition to corporate overhead costs, it also includes some costs incurred mainly for the benefit of the operations or exploration properties, but which were not charged directly to those legal entities. For the three months ended December 31, 2023, administrative expenses were $26.8 million, compared to $22.9 million in the comparative prior year quarter.

As previously guided and disclosed, the first few quarters of operations post the public listing in September of 2023 were expected to be marked with costs associated with ongoing transformation, negatively impacting third and fourth quarter general and administrative expenses. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters. Please refer to the 2024 Guidance section of this MD&A, which provides clearer expectations as to what the Company anticipates will be general and administrative expenditures going forward, demonstrating the results of the transformation.

Excluding share-based compensation, the administrative expense for the three months ended on December 31, 2023 was $24.8 million, compared to $20.2 million in the prior year comparative quarter.

Gain (loss) on revaluation of call and put options

The revaluation of the call and put options for the three months ended December 31, 2023 was nil, compared to $12.8 million in the comparative prior year quarter. Prior year comparative quarter values, which have no current period comparative value, were primarily related to the remeasurement of the preferred shareholder put option with Orion Mine Finance (“Orion”) and of the call option that the Company held to increase its ownership stake in the Kurmuk Project. The option with Orion expired on the undertaking of the go-public event which was deemed a Liquidity Event (as defined in the shareholders agreement) and the Kurmuk option exercised once the Feasibility Study for the project was approved, which occurred concurrently with the completion of the public listing.

| 17

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

As noted during the third quarter, this financial statement line item, unless further options are entered into, will be nil going forward.

Gain (Loss) on revaluation of financial instruments

The result relates to the following immaterial items, which were both included in the current and prior year comparative quarter:

•	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and
•	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other (loss) income

Other loss for the three months ended December 31, 2023 was $6.0 million, compared to a gain of $3.2 million in the comparative prior year quarter. Other expenses for the three months ended December 31, 2023 were impacted by transaction related costs, which were predominantly non-cash.

Finance costs

Finance costs of $13.5 million for the three months ended December 31, 2023 were comparable to the finance costs of $8.3 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $2.4 million, compared to $1.9 million in the comparative prior year quarter. For the current quarter, the interest is related to the convertible debentures on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.
•	Other Non-Cash Finance Cost was $7.3 million compared to $3.4 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the Bonikro stream agreement (refer to the Condensed Consolidated Financial Statements for further details).
•	Current period costs included a gain of $3.9 million in foreign currency ($3.0 million gain in the prior year comparative period).

Income tax (recovery) expense

Income tax recovery was $33.0 million for the three months ended December 31, 2023 and reflects a current income tax recovery of $4.2 million and a deferred income tax recovery of $28.9 million. This compares to a total tax expense in the prior year comparative quarter of $13.9 million, with current income tax expense of $6.6 million and a deferred income tax expense of $7.4 million. The decrease in income tax is related to tax payable on the extinguishment of the exchangeable share structure performed in association with the public listing, along with a $22.5 million recovery related to the disclosed changes in the phased expansion at Sadiola which supported the recognition of a deferred tax asset, which is non-cash and non-recurring in nature.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 167% on the earnings before tax for the three months ended December 31, 2023, compared to an effective tax rate of 302% for the prior period. High effective tax rates are the result of costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs and transaction-related spend, while the underlying operations recorded income before tax.

Canadian income is taxable at a rate of 26.5%. Côte d’Ivoire income is taxable at a rate of 25%. In Mali, the corporate tax rate is 30%.

Deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or amortized. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to amortization, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

| 18

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

For the year ended December 31, 2023

Revenue

Total revenue of $655.7 million for the year ended December 31, 2023, compared to the prior year comparative period of $669.6 million, with a 7% decline in the number of ounces sold, or 25,502 ounces, being partially offset by 5% higher realized prices.

The change in ounces sold was attributable to the production levels as anticipated.

The average realized gold price for the year ended December 31, 2023, was $91/ounce higher at $1,908/ounce versus $1,817/ounce in the comparative prior period in 2022.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization of $503.4 million for the year ended December 31, 2023, compared to $486.8 million in the prior year comparative period. The 3% increase was related to higher input costs, partially offset by the number of ounces sold.

Depreciation and amortization

Total DA(4) of $45.5 million for the year ended December 31, 2023 compared to $53.3 million in the 2022 comparative period. The decrease of 15%, is attributable to the lower quantity of ounces sold and the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period, partially offset by the increase in DA related to PB5, as previously noted. The Company’s assets subject to DA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In addition to corporate overhead costs, it also includes some costs incurred mainly for the benefit of the operations or exploration properties, but which were not charged directly to those legal entities. In the year ended December 31, 2023, administrative expenses were $64.1 million, compared to $46.6 million in the comparative prior year period.

As previously guided and disclosed, the first few quarters of operations post the public listing in September of 2023 were expected to be marked with costs associated with ongoing transformation, negatively impacting third and fourth quarter general and administrative expenses. Please refer to the 2024 Guidance section of this MD&A, which provides clearer expectations as to what the Company anticipates will be general and administrative expenditures going forward, demonstrating the results of the transformation.

Excluding share-based compensation, the administrative expense for the year ended on December 31, 2023 was $56.9 million, compared to $38.1 million in the prior year comparative period.

Loss on revaluation of call and put options

The major components of the revaluation of call and put options loss for the year ended December 31, 2023 are a $10.0 million loss associated with the remeasurement of the Endeavour put option and a $10.9 million loss related to the preferred shareholder put option with Orion. For the Endeavour Gold Corporation equity put option, an amendment in February 2023, deferred the exercise and redemption date of the option, and increased the redemption value from $40.0 million to $50.0 million. The Company was party to a shareholder agreement with Orion, which included the right for Orion to put its 75,993,484 preferred shares of the Company to the Company for an amount defined in such agreement. At each balance sheet date, the Company updated is fair value assumptions on the Put Option and recorded a gain or loss into its income. The Put Option expired on the undertaking of a Liquidity Event (as defined in the shareholders agreement) during the third quarter of 2023, and caused the liability to be discharged with no cash impact. The derecognition of both options was taken directly into Deficit.

Other immaterial movements in the period are related to the remeasurement of the call option that the Company held to increase its ownership stake in the Kurmuk Project. This option was exercised once the Feasibility Study for the project was approved, which occurred concurrently with the completion of the public listing.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

The comparative prior year period loss included the remeasurements of the aforementioned Orion option and Kurmuk call option.

As noted during the third quarter, this financial statement line item, unless further options are entered into, will be nil going forward.

(Loss) Gain on revaluation of financial instruments

The result relates to the following immaterial items:

•	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and
•	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Impairment of exploration and evaluation asset

Following an initial portfolio review, the Company decided to let the El Fawakheir Concession lapse, to redirect management focus and resources toward its robust growth pipeline and to prioritize shareholder value through targeted, high-return investments in established operations and key development projects. Consequently, the Company wrote-off the Egyptian exploration and evaluation assets related to the concession during the current year, for a total of $19.6 million. No prior year comparative exists.

Other (loss) income

Other loss of $152.9 million was recorded for the year ended December 31, 2023, compared to $0.6 million in the comparative prior year period. Other expenses for the year ended December 31, 2023 were impacted by listing and transaction related costs, which were predominantly non-cash, that occurred in the third quarter of 2023, and had no prior year comparative. Transaction related costs included:

•	costs associated with the reverse takeover,
•	legal,
•	financial advisory,
•	change of control payments,
•	severance payments, and
•	the acceleration of stock-based plans for former management.

Finance costs

Finance costs of $30.8 million for the year ended December 31, 2023, compared to $29.9 million in the comparative prior year period. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $7.9 million, compared to $9.0 million in the comparative prior year period. The decrease is due to lower outstanding debt balances during the period, partially offset by rising interest rates, and the issuance of convertible debentures on September 7, 2023. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.
•	Other Non-Cash Finance Costs of $18.7 million were consistent with the $15.0 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the Bonikro stream agreement (refer the Consolidated Financial Statements for further details).
•	For the year ended December 31, 2023, foreign exchange gains were $4.2 million compared to $5.9 million in the comparative prior year period.

Income tax expense

Income tax expense was $6.0 million for the year ended December 31, 2023 and reflects a current income tax expense of $42.9 million and a deferred income tax recovery of $37.0 million. This compares to a total tax expense in 2022 of $49.1 million, with current income tax expense of $43.0 million and a deferred income tax expense of $6.1 million. The decrease in income tax reflects lower taxable income in its primary operating jurisdictions of Mali and Côte d’Ivoire, with a notable decrease at Agbaou due to the lower production and sales volumes.

| 20

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was negative 3% on the earnings before tax for the year ended December 31, 2023, compared to an effective tax rate of 90% for the prior period. Effective tax rates are impacted by the result of costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs and transaction-related spend, while the underlying operations recorded income before tax.

The following items have the most significant impact on the difference between the Company's Canadian statutory tax rate of 26.5% and our effective tax rate for the years ended December 31, 2023 and 2022:

•	Permanent differences of $34.7 million for the year ended December 31, 2023 compared to permanent difference of $3.1 million for the year ended December 31, 2022. The permanent differences in 2023 mainly relates to the non-deductibilty of certain transaction costs relating to the go public event in September 2023 compared with normal course site related permanent differences in 2022.
•	Income tax rate differences of $30.8 million for the year ended December 31, 2023 compared with $19.8 million in December 31, 2022. This amount includes differences attributable to costs incurred in non-taxable jurisdictions.
•	The recognition of deferred tax assets in the amount of $11.8 million for the year ended December 31, 2023 compared to the non-recognition of deferred tax asset in the amount of $9.3 million for the year ended December 31, 2022. Deferred taxes are not recognized to the extent there is insufficient future taxable income. Deferred tax assets were recognized in 2023 due to the disclosed changes in the phased expansion at Sadiola which supported the asset recognition. This is non-cash and non-recurring in nature.

Deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or amortized. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to amortization, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Revenue	$179,674	$176,685	$145,012	$154,320	$189,600	$146,930	$205,446	$127,575
Earnings (loss) and total comprehensive earnings (loss) attributable to shareholders	5,445	(194,641)	1,147	(20,433)	(11,314)	(4,908)	16,415	(7,612)
Earnings (loss) per share attributable to shareholders of the Company
Basic & Diluted	0.02	(0.98)	0.01	(0.11)	(0.06)	(0.03)	0.09	(0.04)

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

4.	REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola is an open pit gold mine, located in the Kayes region of Mali. The remaining ownership is retained Government of Mali (20%).

	For three months ended December 31,		For years ended December 31,
Sadiola Key Performance Information (100% Basis)	2023	2022	2023	2022
Operating
Ore mined (M tonnes)	1.20	2.37	5.02	8.19
Waste mined (M tonnes)	8.21	8.65	25.47	30.59
Ore processed (M tonnes)	1.22	1.26	4.77	4.89
Gold
Production (Ounces)	41,150	50,636	171,007	175,446
Sales (Ounces)	40,863	56,808	170,664	174,151
Feed grade (g/t)	1.34	1.30	1.26	1.19
Recovery rate (%)	83.5%	91.7%	88.8%	92.2%
Total cost of sales per ounce sold(4)	$1,541	$1,535	$1,500	$1,522
Cash costs per ounce sold(1)	$1,429	$1,473	$1,405	$1,452
AISC per ounce sold(1)	$1,592	$1,617	$1,533	$1,561
Financial (In thousands of US Dollars)
Revenue	$80,621	$96,299	$327,612	$316,057
Cost of sales (excluding DA)	(60,934)	(82,525)	(248,413)	(258,925)
Gross profit excluding DA(1)	$19,687	$13,774	$79,199	$57,132
Depreciation and amortization ("DA")	(2,044)	(1,903)	(7,556)	(6,182)
Gross Profit	$17,643	$11,871	$71,643	$50,950
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,465	$4,996	$7,658	$9,448
Expansionary	826	3,641	4,942	12,176
Exploration	428	1,129	2,266	1,730

For the three months ended December 31, 2023, Sadiola produced 41,150 ounces of gold versus 50,636 ounces in the comparative prior year quarter. The results for the fourth quarter were in line with the mining plan. The reduction in production from the previous year was primarily due to the anticipated mining sequence and blending, which led to a lower volume of oxides being mined and processed. The increased proportion of fresh rock in the feed blend impacted the ore processing and metallurgical recovery rates, affecting volumes, grind quality, and liberation. However, this was partially offset by a higher feed grade from fresh ore. The Company is advancing its power generation facilities to enhance stability and reduce costs, which includes installing a centralized automated system. Furthermore, with the completion of a new oxygen plant earlier in the year to lower costs and improve recoveries, Sadiola is undertaking additional improvement initiatives.

Gold sales for the current quarter were in line with production, with small differences resulting from timing.

For the year ended December 31, 2023, Sadiola produced 171,007 ounces compared to 175,446 ounces in the comparative prior year period. This represents a decrease of 3% and was mostly driven by lower throughput and recoveries for the aforementioned reasons, partially offset by higher grades from processing a mixture of fresh and transitional ore.

Gold sales for the year ended December 31, 2023 were consistent with production, with small differences resulting from timing.

| 22

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Sadiola Expansion Project

Over the last several years, the Company has been advancing a strategy of optimization and expansion at Sadiola. Initial efforts related to the stabilization of the operation, primarily in relation to the existing processing capacity of mostly oxide ores, although followed by a phased expansion to process fresh ores, with the objective of increasing production and cash flows in the short and longer terms.

Present efforts have focused on increasing the inventory of oxide and fresh ores, the latter significantly, optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities to be followed by the development of a new plant for processing fresh ore exclusively and implementation of augments to existing facilities to benefit the existing plant and planned new plant for processing fresh ore.

Meaningful improvements in production are targeted in the short term as a result of the contribution from Diba high-grade oxide ore, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025, to support development projects across the Company. This approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets, and as such exploration activities, resource modeling and engineering studies are in progress for several areas including S12, Sekekoto West, FE4 and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure.

Pre-construction activities for the Phase 1 Expansion are progressing well, with detailed engineering, procurement, and execution planning activities continuing through into the new year. The updated engineering study for this phase has reconfirmed total capital expenditure of approximately $61.6 million and the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced in this period.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10Mt per year, starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first 4 years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort, aimed to significantly increase Sadiola's production, enhance its profitability and longevity, and reaffirm the commitment to the Company's stakeholders as demonstrated by the over $127 million invested in Sadiola to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2029 by which time both the modified existing plant and new plant will be commissioned and functioning.

The Company is also advancing opportunities for optimization of the project, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10% through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Acquisition of Diba Project

The Company has begun to advance the Diba Project, located 15 kilometers south of the processing plant at the Company's flagship Sadiola Gold Mine and adjacent to the Sadiola Large Scale Mining License. The acquisition of the Diba Project from Elemental Altus Royalty Corp. ('Elemental Altus') was completed on November 9, 2023, as previously announced. This strategic move is designed to provide higher-grade and lower-cost oxide ore feed to the Sadiola Gold Mine, particularly in 2024 and 2025, thereby maximizing EBITDA and cash flows during the critical development period of Kurmuk. Additionally, it supports the potential rescheduling of the Phase 1 Expansion at Sadiola, aligning with our long-term operational strategy.

Engineering studies at Diba have progressed, with a maiden Mineral Reserve declared on December 31, 2023, of 6.1 million tonnes at a grade of 1.43 g/t, containing 280,000 gold ounces. The Company has also been actively engaged with local communities, progressing in permitting, and upgrading roads and infrastructure. Advanced grade control drilling has commenced during the first quarter of 2024, setting the stage for mining and processing of Diba in mid-2024.

| 23

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

The total development costs for the Diba Project, including expenses for an access road to transport ore to the Sadiola plant, are anticipated to be $12 million. The additional production from Diba, anticipated to commence in mid-2024, is expected to play a crucial role in optimizing operational efficiency and financial performance at Sadiola, particularly as it allows for a more flexible approach to the rescheduling of the Phase 1 Expansion, thereby reducing AISC(1), boosting revenue, and enhancing cash flows in 2024 and 2025, significantly supporting the Company's adjusted development plans during this period.

The purchase price for Diba consists of cash payments and an NSR royalty. Cash payments total up to $6 million, with an initial amount of $1 million payable on closing, followed by deferred amounts of up to $5 million payable upon the attainment of defined production milestones of up to 200,000 ounces produced from Korali-Sud. The remainder of the purchase price is an NSR royalty at a rate of 3% for the first 226,000 ounces of gold produced from Korali-Sud, and at a rate of 2% for ounces from Korali-Sud and Lakanfla thereafter.

The completion of this transaction marks a pivotal development for the Company, with mining at Diba anticipated to commence in mid-2024. This aligns with the Company's strategic objectives and significantly enhances our production prospects.

Sadiola Exploration

During the fourth quarter, exploratory and resource drilling programs were actively conducted across the Sadiola mining license. A comprehensive effort involving 121 drilled holes, covering a total distance of 16,673 meters, was executed by three drilling rigs. These resource drilling initiatives focused on several key areas: the Tambali Pit, S12 prospect, FE3 pit, and Sekekoto West.

At the Tambali oxide pits, core drilling continued with two rigs dedicated to assessing the resource potential beneath the area. By the quarter end, the program had achieved 35% completion, with 13 holes remaining to be drilled. This effort is part of a strategic plan considering potential mining activities and the subsequent use of Sadiola Main sulphide mine waste for backfilling, and a comprehensive resource estimate was included in the 2023 Mineral Reserve and Mineral Resource reporting.

Significant progress was made at the S12 prospect, where drilling was successfully completed. This accomplishment allows for the definition of a Mineral Resource Estimate in 2024, pending confirmatory engineering studies.

Over at the Sekekoto West prospect, the quarter saw the completion of infill resource drilling, yielding additional intersections. A Mineral Resource estimate is anticipated in the second quarter of 2024 upon an imminent receipt of assays, which will guide infill drilling in the second quarter of 2024.

For these drill hole intersections, a cut-off grade of 0.5g/t of gold was applied, with a maximum internal dilution limit set at 2 meters.

Sadiola Mineral Reserve and Mineral Resource Update

Allied is focused on optimizing the oxide mineral inventory at Sadiola, aiming to enhance the mine's value by leveraging ongoing exploration successes. This strategy is designed to optimize near-term cash flow and refine the capital expenditure profile. The start of production from Diba, anticipated in the first half of 2024, will introduce near-surface high-grade oxide ore into the processing mix, complementing the increased rates of fresh ore feed. As of December 31, 2023, Allied has identified Proven and Probable Mineral Reserves at Diba, totaling 280,000 ounces of gold contained within 6.1 million tonnes at a grade of 1.43 g/t. Additionally, the total Measured and Indicated Resource at Diba, inclusive of Mineral Reserves, is now estimated at 377,000 ounces of gold contained within 8.8 million tonnes at a grade of 1.33 g/t. To further grow near-term oxide inventories and maximize near-term free cash flow and operational flexibility, Allied has approved an $8 million 2024 exploration budget at Sadiola, in part, to support a 12,000-meter drilling program aimed at extending these Mineral Resources. Significant work programs are also being pursued at Sekekoto West, FE4 and S12 where results to date show the potential to add additional near-term high-grade oxide ore to the mine plans. Sadiola maintains a world-class mineral inventory with nearly 7.4 million ounces of gold in Mineral Reserves, contained in 156 million tonnes at a grade of 1.48 g/t. With the addition of Diba helping to drive a 187% replacement of depletion during 2023, and additional near mine high-grade oxide targets, the Company has increased flexibility for the execution of the phased expansion, in particular allowing for an optimized allocation of capital and execution of phase 1, which is now expected to be in production in early 2026.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 24

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprises the Côte D’Ivoire complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as single operation.

	For three months ended December 31,		For years ended December 31,
Bonikro Key Performance Information (100% Basis)	2023	2022	2023	2022
Operating
Ore mined (M tonnes)	0.94	0.32	2.20	1.25
Waste mined (M tonnes)	3.53	5.85	17.34	23.62
Ore processed (M tonnes)	0.60	0.64	2.42	2.51
Gold
Production (Ounces)	34,232	27,749	99,409	92,741
Sales (Ounces)	34,328	28,115	100,294	90,034
Feed grade (g/t)	1.87	1.47	1.38	1.27
Recovery rate (%)	94.2%	90.9%	91.6%	90.8%
Total cost of sales per ounce sold(4)	$1,502	$1,411	$1,467	$1,350
Cash costs per ounce sold(1)	$1,076	$1,252	$1,105	$1,124
AISC per ounce sold(1)	$1,220	$1,366	$1,221	$1,217
Financial (In thousands of US Dollars)
Revenue	$66,186	$50,387	$191,777	$163,557
Cost of sales (excluding DA)	(37,740)	(34,992)	(112,884)	(102,355)
Gross profit excluding DA(1)	$28,446	$15,395	$78,893	$61,202
DA	(13,835)	(4,669)	(34,215)	(19,222)
Gross Profit	$14,611	$10,726	$44,678	$41,980
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,223	$2,894	$4,592	$5,559
Expansionary	—	12,103	30,393	46,415
Exploration	2,201	474	4,102	1,461

Bonikro produced 34,232 ounces of gold during the three months ended December 31, 2023. This was higher than the 27,749 ounces produced in the comparable quarter of the previous year and, as anticipated, represented a significant increase in production from the third quarter. The increase in gold production resulted from focused mining in the now fully dewatered Bonikro Pit, which improved mine-to-plan compliance and increased the mined grade. The recovery rate was in line with expectations.

During the fourth quarter, gold sales were consistent with production.

At Bonikro, the stripping of PB5 during 2024 will expose higher-grade materials in 2025 and 2026. Although the cost profile for 2024 reflects those activities, they will significantly reduce the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period.

For the year ended December 31, 2023, Bonikro produced 99,409 ounces, representing a meaningful increase over the prior year, due to the aforementioned reasons.

| 25

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Gold sales were 11% higher in 2023, and consistent with production for the year.

Bonikro Exploration

During the quarter, extensive resource and exploration drilling activities were undertaken on the company's mining licenses ("ML") and exploration licenses ("EL"). The total drilling effort and activity was distributed across various properties as follows:

•	Hire ML: 37 holes for a total of 5,084 meters
•	Bonikro ML: 2 holes for a total of 483 meters
•	Dougbafla EL: 55 holes for a total of 6,570 meters
•	Bonikro EL: 48 holes for a total of 2,743 meters

Resource and exploration drilling at the Hire mine focused on the Agbale deposit. This effort continued from the previous quarter, completing detailed infill drilling at 20-meter intervals on the oxide portion of the Phase I and II oxide pits. With this program now completed, a resource update is currently underway. Core drilling to the west-southwest of the prospect, both underneath and adjacent to the Akissi-So waste rock dump, continued throughout the quarter. This drilling targeted areas previously drilled and subsequently covered by the Akissi-So waste rock dump laid down by former operators.

At the Oume Project, drilling at Dougbafla West and North prospects was designed as infill to convert inferred resources into indicated resources, with the focus at Dougbafla West being on the oxide portion of the resource. Future drilling plans include testing the strike extent to the north and south of the trend and additional infill drilling to bolster resource confidence.

At Bonikro ML, an in-pit geotechnical drilling program was in progress at the end of the quarter. One drill hole was extended to explore for mineralization at depth within the host granodiorite in previously undrilled areas.

Bonikro Mineral Reserve and Mineral Resource Update

At Bonikro, ongoing drilling successes at Agbalé and Oume (formerly known as Dougbafla) have led to a 28% increase in Measured and Indicated Mineral Resources, now totaling 1.4 million ounces of gold in 32.8 million tonnes at a grade of 1.32 g/t. Despite a decrease in Mineral Reserves by 74,000 ounces to 0.6 million ounces contained in 13.7 million tonnes at a grade of 1.30 g/t, the Company managed to partially offset depletion given 2023 production of 99,409 ounces. This reflects the exploration strategy to increase total Mineral Resources at Oume first to better define the orebody before stepping up infill-drilling. Exploration drilling continues at Oume, including advanced resource drilling at Oume West and North. Additionally, Allied is conducting resource drilling and scout drilling at Agbalé in the Hire area to expand the mineral inventory. As noted above, Agbalé ore is planned to be transported to Agbaou due to its metallurgy and short haulage distances. These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180,000-200,000 gold ounces at reduced costs. To support this aim, $10.5 million is allocated for total exploration spending at Bonikro in 2024.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 26

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprises the Côte D’Ivoire complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

	For three months ended December 31,		For years ended December 31,
Agbaou Key Performance Information (100% Basis)	2023	2022	2023	2022
Operating
Ore mined (M tonnes)	0.44	0.35	1.45	1.77
Waste mined (M tonnes)	5.06	6.05	19.07	23.08
Ore processed (M tonnes)	0.53	0.67	2.25	2.56
Gold
Production (Ounces)	19,373	22,679	73,401	103,254
Sales (Ounces)	17,882	25,311	72,127	104,402
Feed grade (g/t)	1.17	1.09	1.05	1.30
Recovery rate (%)	96.2%	94.0%	95.4%	94.6%
Total cost of sales per ounce sold(4)	$2,100	$1,618	$2,022	$1,470
Cash costs per ounce sold(1)	$1,947	$1,394	$1,887	$1,129
AISC per ounce sold(1)	$2,308	$1,630	$2,138	$1,248
Financial (In thousands of US Dollars)
Revenue	$32,866	$42,913	$136,301	$189,936
Cost of sales (excluding DA)	(36,506)	(37,792)	(142,080)	(125,542)
Gross profit excluding DA(1)	$(3,640)	$5,121	$(5,779)	$64,394
DA	(1,048)	(3,161)	(3,753)	(27,923)
Gross Profit	$(4,688)	$1,960	$(9,532)	$36,471
Capital Expenditures (In thousands of US Dollars)
Sustaining	$2,957	$3,324	$7,225	$4,117
Expansionary	—	—	—	—
Exploration	—	—	—	—

Agbaou produced 19,373 ounces of gold during the three months ended December 31, 2023, compared to 22,679 ounces in the corresponding quarter of the previous year. The decrease is attributable to lower throughput, partially offset by higher feed grade and recovery rates. With most mine pits nearing the end of the pushback cycle, improvements in stripping ratios, ore mined, and grades have been noted, with expectations for continued enhancements in upcoming quarters. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher ratio of fresh material mining, contributing to reduced mining rates by the contractor. The decreased mill throughput resulted from lower ore availability and the processing of harder ore compared to the same quarter last year, though recoveries benefited from the resultant extended leach contact time due to lower throughput.

A series of actions continue to enhance mining performance at Agbaou, including improvements to the dewatering infrastructure and better management of the mining contractor. The Company is also studying processing plant upgrades to increase ore feed flexibility. Furthermore, efforts to develop new oxide deposits like Agbali have been accelerated, with mining currently underway. The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026.

| 27

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Gold sales during the quarter were impacted by production levels and were generally in line with production, with differences attributable to timing.

Costs for the fourth quarter were impacted by the inclusion of Agbale ounces, and in particular the costs of sustaining capital expenditures related to its development, which are disproportionate to the production levels. Costs during the fourth quarter were negatively impacted by weak mining contractor performance, as a change in mining contractors was ongoing and finalized in early 2024. However, with the Côte D’Ivoire complex now being with the same contractor, the Company expects synergies and the reduction of costs going forward.

For the year ended December 31, 2023 Agbaou produced 73,401 ounces compared to 103,254 ounces in the comparative prior period, for the same reasons discussed above, along with mining planned lower grade areas in the first half of the year.

Gold sales for the year ended December 31, 2023 were generally in line with production, with differences attributable to timing.

Agbaou Exploration

During the quarter, extensive resource and exploration drilling activities were undertaken on Agbaou's mining licenses, with 72 holes for a total of 8,153 meters.

At the Agbaou mine, resource drilling successfully concluded at North Gate, and exploration drilling commenced to investigate the extension of mineralization from West Pit 6. A resource estimation for North Gate added an oxide reserve of 14,000 ounces of gold to the inventory. This program defined a mineralization strike extent of 360 meters during the quarter. Additionally, a minor zone of oxide mineralization was identified in the planned cutback of West Pit 2, offering some upside potential. Notably, fresh mineralization was discovered through sectional drilling northeast of North Extension Pit, where previous drilling had encountered only minimal oxide mineralization. This finding indicates that while shallow oxide layers are largely barren, mineralized lodes are present in deeper saprolite and fresh rock. This discovery presents a potential opportunity to develop a minor oxide and fresh rock reserve, extending the North Extension pit design to the north. Exploration drilling continued to the west of West Pit 5 and 6 at quarter-end, aiming to test a 200-meter potential strike of mineralization.

Agbaou Mineral Reserve and Mineral Resource Update

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026. This outlook is supported by updated Proven and Probable Mineral Reserves of approximately 0.5 million ounces of gold contained within 7.9 million tonnes at a grade of 1.84 g/t. This represents a 25% increase compared to the previous year and equates to a 229% replenishment of the year's depletion. Notably, Measured and Indicated Resources, inclusive of Mineral Reserves, also increased during the year to nearly 0.9 million ounces of gold contained in 13.3 million tonnes at a grade of 1.99 g/t, up from 0.6 million ounces. The Company is actively optimizing operations, focusing on cost reduction while extending mine life and pursuing growth through the newly defined Agbalé deposit. This deposit is planned for processing at Agbaou, as detailed in the following section. The company has allocated $6 million to further advance exploration initiatives at Agbaou in 2024.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 28

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

5.	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project the acquisition of the Diba Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Project Summary

The Kurmuk Project is an advanced stage development project in the Benishangul-Gumuz region of Ethiopia. The Company has made the decision to advance the expanded Kurmuk project, following a two-phase development plan requiring a total capital investment of approximately $500 million. This plan involves a commitment of approximately $155 million for 2024. Post the initial phase, the Company will assess potential optimizations and enhancements before deploying the remaining capital for Kurmuk. The expanded project aims to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain an average of over 240,000 ounces annually over a 10-year mine life, at an AISC(1) of $950 per ounce. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.

The Group holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain commitments such as public road upgrades and installation of a power line are complete. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km2 exploration territory.

Since taking over the project, the Company has executed over 188,000 meters of exploration drilling, leading to the addition of approximately 2.0 million ounces of Proven and Probable Mineral Reserves. As of December 31, 2022, a total of 2.6 million ounces of Proven and Probable Mineral Reserves have been declared for the Kurmuk Project, with ongoing exploration drilling efforts.

Key 2023 Progress

During the fourth quarter of 2023, the Front End Engineering and Design (“FEED”) for the project's critical components was successfully completed on schedule. The key outcomes of the 2023 FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first five years and a life-of-mine AISC(1) of $950 per ounce.
•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year in the 2023 FEED, representing a 38% increase.
•	Estimated pre-production costs of approximately $500 million.
•	Anticipated first production in the first half of 2026.

The project implementation team, boasting strong African project delivery capability, focused on early works execution planning starting in the fourth quarter of 2023, and continued during the first quarter of 2024. This included implementing and actioning the staffing plan, mobilizing the EPCM early works team to the site, advancing detailed engineering, formalizing the procurement plan, defining and implementing all project procedures, logistics planning and tracking key logistic deliveries (e.g., camp facilities), and placing orders for key early works contracts, including camp installation and construction of the water dams.

Of the total capital allocated for project development, $155.0 million is allocated for 2024 for the initial capital commitment and continuing through mid-2026 for the balance of the required capital.

| 29

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Project Exploration

During the quarter, resource drilling was concentrated on Dish Mountain, with a supplementary exploration scout drilling exercise underway at the Tsenge prospect. In total, 31 holes amounting to 5,075 meters were drilled, most of which took place within the optimized pit of Dish Mountain. The program's aim at Dish Mountain was to convert inferred ounces within the pit design into more certain categories. By the end of the quarter, this program reached completion. The drill holes in the southernmost part of the pit uncovered mineralization beneath the current pit optimization, suggesting a possibility to extend mineralization southwards and potentially enlarge the pit design in this area. The most notable drill hole, DMDD681, intersected five zones of economic mineralization downhole, with results such as 3.97 meters at 1.6 g/t of gold from 340.61 meters, 3.19 meters at 0.84 g/t of gold from 353.73 meters, 3.16 meters at 1.23 g/t of gold from 366.59 meters, 2.97 meters at 3.74 g/t of gold from 372.2 meters, and 8.45 meters at 10.69 g/t of gold from 382.95 meters, all of which are close to true thickness. Infill drilling is scheduled for 2024 to further explore this promising area of the deposit.

Significant intersections were also achieved at the Tsenge prospect in the initial drill holes, particularly in the central area of a 7-kilometer strike of mapped alteration and gold-in-soil anomalism. Drill hole TSDD001 yielded an intersection of 4.5 meters at 1.62 g/t of gold from 146.39 meters with true thickness esimated at 15% of the drillhole intersection, while hole TSDD002 on the same section intersected 3.51 meters at 0.51 g/t of gold from 159 meters (true thickness of 67% of drillhole intersect), 13.57 meters at 1.14 g/t of gold from 204.43 meters (true thickness of 95% of drillhole intersect), and 6.00 meters at 0.77 g/t of gold from 256 meters (true thickness of 95% of drillhole intersect). These intersections occur down-dip from the mapped surface alteration, and the mineralization is characterized by a steep to vertical orientation. The styles of mineralization observed are akin to those found at Ashashire, being hosted in sheared, carbonate-altered metasediments with quartz-carbonate-sulphide veins. These discovery holes offer a short-term opportunity to enhance the resources of the Kurmuk project, as the Tsenge prospect is situated just 6 kilometers southeast of the planned location for the processing plant.

Note that drill hole ("DH") intersections utilize a 0.5 g/t of gold cut-off and have a maximum internal dilution of 2 meters.

Kurmuk Mineral Reserve and Mineral Resource Update

Definition drilling at Kurmuk has resulted in a 5% increase in Proven and Probable Mineral Reserves to 2.7 million gold ounces contained in 60.5 million tonnes at a grade of 1.41 g/t. Similarly, total Measured and Indicated Mineral Resources increased to over 3.1 million ounces contained in 57.9 million tonnes at a grade of 1.68 g/t. These advancements, however, do not yet reflect the outcomes of in-pit Inferred Mineral Resource conversion drilling and ongoing regional exploration efforts, which has continued to meet with success and supports the broader strategy to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.5 million 2024 exploration budget at Kurmuk, are concentrated on near-mine targets around Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Additionally, drilling activities continue with several diamond drill rigs at the Tsenge Prospect, defined by a 7km gold in soil and rock anomaly. Initial holes at Tsenge have returned economic widths and grades of gold in drill core, indicating significant upside potential which could potentially contribute to extend mine life and optimize short term production.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

El Fawakheir Property (100% entitlement), Egypt (formerly El Sid Property)

Following an initial portfolio review, the Company decided to let the El Fawakheir Concession lapse during the third quarter of 2023, redirect management focus and resources toward its robust growth pipeline and to prioritize shareholder value through targeted, high-return investments in established operations and key development projects.

Closing of Business Combination and Going Public Transaction

On September 7, 2023, the Company closed its $267 million financing and, on September 11, 2023, subsequently listed its shares on the TSX in a transaction which included a business combination and reverse take-over transaction involving, inter alios, Allied Gold Corp Limited and AMC.

The net proceeds from the financing will be utilized to execute the Company’s growth strategy for its fully permitted, shovel-ready project pipeline, as well as for general corporate needs.

Notably, the gross proceeds included a substantial investment of $40 million from the Company's management and directors. This investment underscores their confidence in the company's strategic initiatives and longer-term vision. The aggregate ownership of management and Board members in the Company, on the go-public transaction, totalled 22.7%, including 5.7% owned by Peter Marrone, Chairman and Chief Executive Officer, who anchored the significant investment of incoming management referred to above, and 10.9% owned by Justin Dibb, founder of Allied Gold Corp Limited and Vice Chairman of the Company demonstrating strong alignment with shareholders and a firm commitment to value creation.

| 30

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

The foregoing summary of the Transaction and of the Financing are qualified in its entirety by the terms of the Definitive Agreement and Convertible Debenture Indenture which are both available under the Company’s profile on SEDAR+ at www.sedarplus.com. Further details can be found in note 6 to the Consolidated Financial Statements.

6.	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2023 Year-End Mineral Reserves and Mineral Resources Summary

During the year, the Company expanded its Mineral Reserves and Mineral Resources (which are inclusive of Mineral Reserves), replacing depletion by 190% in 2023. The Company remains focused on extending the mine lives at Agbaou, Bonikro, and Kurmuk, and on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased expansion and providing additional processing flexibility. Moreover, Allied advanced its regional exploration programs aimed at uncovering significant potential across its portfolio, realizing exploration success at highly prospective locations such as Oume, located north of Bonikro mill, and Tsenge, located south to the project mill at Kurmuk. As at December 31, 2023, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold contained, within 238 million tonnes at a grade of 1.46 g/t, an increase of over 300,000 ounces versus the previous year. This increase reflects meaningful growth at Sadiola, Agbaou and Kurmuk, with partial replacement of mining depletion at Bonikro. Similarly, total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year, partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t.

The Company’s 2023 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

| 31

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

	Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.31 to 0.73 g/t gold	Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.30 to 0.45 g/t gold	Open pit cut-off grade of 0.5 g/t gold

Bonikro (89.89%)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.68 to 0.74 g/t gold.	Open pit cut-off grade of 0.5 g/t gold

For Agbale, a $1,800/ounce gold was used with cut- off grades varying from 0.58 to 1.00 g/t gold.

Agbaou (85%)	Price assumption: $1,500/ounce gold	Price assumption: $1,800/ounce gold
	Open pit cut-off grades range from 0.49 to 0.74 g/t gold	Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou.

3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2023.

7.	For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

7.	FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at December 31, 2023	As at December 31, 2022
Current Assets (including Cash and Cash Equivalents)	$292,285	$160,912
Non-Current Assets	664,001	498,086
Total Assets	$956,286	$658,998
Current Liabilities	249,626	238,346
Non-Current Liabilities	325,626	309,287
Total Liabilities	$575,252	$547,633
Equity attributable to Shareholders of the Company	299,906	45,313
Non-controlling interest	81,128	66,052
Total Equity	$381,034	$111,365

Working Capital(3)	$42,659	$(77,434)

| 33

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Total assets were $956.3 million as at December 31, 2023, compared to total assets of $659.0 million as at December 31, 2022. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable increases from the year end include the net proceeds of the public listing and the related increase in cash and cash equivalent, as well as the Kurmuk option exercise which increased exploration and evaluation assets during the third quarter and was subsequently, during the fourth quarter, reclassified to Mineral Properties), partially offset by the Egyptian exploration and evaluation write-off. Further, general increases to property, plant and equipment occurred due to ongoing operations.

Total liabilities as at December 31, 2023, were $575.3 million compared to $547.6 million as at December 31, 2022. The increase was attributable to the recognition of deferred consideration for future payments on Kurmuk, and the convertible debenture issued during the third quarter, offset by repayments of the borrowings from Orion and the extinguishment of the put options with Endeavour and Orion upon the completion of the public listing.

Included in the Company’s Liabilities for December 31, 2022 was a $118.4 million liability related to the preferred shareholder put option and $40.0 million for an equity put option, both of which were extinguished by the completion of the public listing on September 7 of 2023, as detailed in the notes to the Consolidated Financial Statements. Liabilities excluding the two put option liabilities at December 31, 2022, were $429.2 million.

Other significant liabilities include: provision of closure & reclamation, deferred consideration (Sadiola and Agbaou acquisitions), trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $158.6 million as at December 31, 2023, compared to $45.2 million as at December 31, 2022. The cash balance was impacted by the cash raised from the public listing and associated financing. After certain repayments, predominantly the Orion loans which were extinguished concurrently with the close, cash available from the raise was $195.2 million. The Company has sufficient cash on hand, and liquidity to fully manage its business.

Net working capital(3) was $42.7 million at December 31, 2023. This compared to negative $77.4 million at December 31, 2022.

The Company believes that cash to be generated from its operations is sufficient to meet its obligations as they come due.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at December 31, 2023 were $103.5 million compared to $53.5 million as at December 31, 2022.

Current borrowings are associated with the convertible debentures, net of transaction costs. The December 31, 2022, borrowing balance was associated with a senior secured facility owing to Orion Mine Finance, which has since been repaid with the proceeds of the financing obtained in the third quarter.

LIQUIDITY

The Company plans to meet its spending commitments by utilizing the free cash flows from the operating mines. This includes continued spending on business development activities, exploration and project development. The significant expansion capital required to develop the Sadiola Expansion Project and the Kurmuk Project will be provided by funds from the financing completed in the third quarter and cash flows from operating activities. Further, the Company's three-year credit facility of $100 million is undrawn and available.

The Company’s near-term financial obligations include capital commitments and contingent payments of [$9.4 million].

| 34

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2023	2022	2023	2022
Operating cash flows before income tax paid and working capital(6)	$14,039	$18,824	$20,027	$138,096
Income tax paid	(3,774)	(9,535)	$(25,413)	(46,456)
Operating cash flows before movements in working capital(6)	$10,265	$9,289	$(5,386)	$91,640
Working capital movement(6)	(15,079)	1,802	25,142	(5,319)
Net cash (used in) generated from operating activities	$(4,814)	$11,091	$19,756	$86,321
Net cash (used in) generated from investing activities	(24,325)	10,477	(95,515)	(40,937)
Net cash (used in) generated from financing activities	(10,119)	(3,411)	193,458	(47,854)
Net (decrease) increase in cash and cash equivalents	$(39,258)	$18,157	$117,699	$(2,470)

Operating Activities

Net cash (used in) generated from operating activities for the three months ended December 31, 2023 was impacted by cash-based transaction costs related to the public listing which were accrued in the third quarter, but paid during the fourth quarter. Such costs are unrelated to the underlying mining operations and the Company’s ability to generate cash flow. Further, the timing of VAT credit receipts and inventory movements also impacted working capital. Excluding the transaction related items, and their working capital movement impact, Net cash used in operating activities would go from the reported $4.8 million to an inflow of $9.6 million on a normalized basis. This compares to an inflow of $11.1 million in the prior year comparative quarter.

Operating cash flows before income tax paid and movements in working capital for the three months ended December 31, 2023 were also impacted by the aforementioned transaction costs, but to a lesser extent as significantly less costs were incurred in the fourth quarter. Excluding the transaction related items, Operating cash flows before income tax paid and movements in working capital would go from the reported inflow of $14.0 million to an inflow of $14.5 million on a normalized basis, compared with the prior year comparative quarter inflow of $18.8 million.

Working capital movement(6) for the three months ended December 31, 2023 impacted cash flows by $15.1 million, compared to $1.8 million in the prior year comparative quarter. Current period working capital was impacted predominantly by the payment of transaction costs accrued in the third quarter, but paid in the fourth quarter, and the timing of VAT credit receipts and inventory movements, while prior year was impacted by general timing.

Net cash generated from operating activities for the year ended December 31, 2023 was impacted by cash-based transaction costs related to the public listing, which are unrelated to the underlying mining operations and the Company’s ability to generate cash flow. Working capital movement for the period positively impacted cash flows, mostly due to the buildup of transaction related accruals, expected to be settled in the fourth quarter. Excluding the transaction related items, and their working capital movement impact, Net cash generated from operating activities would go from the reported $19.8 million to $67.5 million on a normalized basis. This compares to $86.3 million in the prior year comparative period.

Operating cash flows before income tax paid and movements in working capital for the year ended December 31, 2023 were also impacted by cash-based transaction costs related to the public listing. Excluding the transaction related items, Operating cash flows before income tax paid and movements in working capital would go from the reported $20.0 million to $83.1 million on a normalized basis. This compares to $138.1 million in the prior year comparative quarter. Prior year comparative period cash flows were impacted by higher sales and lower costs.

Working capital movement(6) for the year ended December 31, 2023 positively impacted cash flows by $25.1 million, compared to a negative impact of $5.3 million in the prior year comparative quarter. Current period working capital is impacted predominantly by accruals related to the cash-based transaction costs associated with the transaction as well as timing of inventory movements, while the prior year was impacted by general timing.

| 35

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Investing Activities

For the three months ended December 31, 2023, net cash used in investing activities was $24.3 million compared to an inflow of $10.5 million in the prior year comparative quarter. Investing outflows in the current period were comprised primarily of additions to PP&E and exploration and evaluation assets. The comparative prior year quarter was positively impacted by the proceeds of sale of mining equipment as part of the switch to using a mining contractor at Bonikro of $24.8 million, as well as inflows from related party transactions of $20.4 million, which do not have a current period comparative.

For the year ended December 31, 2023, net cash used in investing activities was $95.5 million compared to $40.9 million in the prior year comparative quarter. Investing outflows in the current period were comprised primarily of additions to PP&E and exploration and evaluation assets. The comparative prior year was positively impacted by the proceeds of sale of mining equipment as part of the switch to using a mining contractor at Bonikro of $24.8 million, inflows from related party transactions of $7.7 million, and transfers from restricted cash of $33.4 million, which do not have a current period comparative. This was used to partially repay borrowings owing to Orion Mine Finance, which is captured under Financing Activities below.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended December 31, 2023, net cash used in financing activities was $10.1 million compared to an outflow of $3.4 million in the comparative prior year quarter. Current quarter cash outflows from financing activities were primarily related to the fourth quarter repayment of an unsecured $10 million gold loan from Auramet, entered earlier in the year, before the public listing.

In the year ended December 31, 2023, net cash generated from financing activities was a $193.5 million inflow compared to an outflow of $47.9 million in the comparative prior year period. Current period cash inflows from financing activities were primarily related to the proceeds from the financing obtained (private placement and convertible debenture), net of transaction costs, offset by the repayments of the Orion loans and transaction related costs, and interest and principal payments. In the prior year comparative period, the most significant item was the repayment of loans of $37.8 million, which were partially covered using restricted cash that was set aside as collateral for the Sadiola acquisition loan with Orion Mine Finance.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at December 31, 2023	As at December 31, 2022
Total Equity	$381,034	$111,365
Current and Non-Current Borrowings	103,457	53,534
	$484,491	$164,899
Less: Cash and cash equivalents	(158,638)	(45,163)
	$325,853	$119,736

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

As noted previously, the Company’s in liabilities related to the two put options (Orion and Endeavour) were extinguished in the public listing.

For the next fiscal year, the Company plans to spend the following amounts on capital expenditures:

•	Sustaining Capex of $29.5 million. Covers capital projects at the three operating mines, required to maintain current levels of production.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

•	Expansionary and Exploration CAPEX spending of $198.5 million. Covers all spending (including exploration) at Kurmuk, exploration programs covering the Dougbafla target at Bonikro and sulphide targets at Sadiola, and project developments costs for the Sadiola Expansion Project.
•	Mine Exploration spending of $32.0 million. Covers work programs related to existing production areas (Bonikro, Agbaou and Sadiola oxide targets).

The Company manages its spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on the operating cash flow generated during the year. Based on recent gold prices, the Company expects to be fully financed based on cash flows, however as a precaution, so that the Company is not dependent on gold price, Allied is actively executing a select number of non-dilutive alternatives including streams on producing assets and a gold prepay facility. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants. Among these initiatives, Allied is in advanced discussions to implement a stream for approximately $50 million on non-core assets, with the competitive tension in the market supporting the potential to raise proceeds of about $75-100 million from a small 0.75-1.00% stream on Sadiola. Additionally, the Company aims to secure at least $100 million in proceeds by late 2024 or early 2025 through a gold prepay facility, which not only brings forward revenue but also includes a built-in gold price collar amidst favorable market rates, acting as a hedge against gold price depreciation during the construction of Kurmuk.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2023, shown on an undiscounted basis:

(In thousands of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$—	$107.3	$—	$107.3
Interest	9.4	18.8	15.8	—	44.0
Capital and other financial commitments	9.4	—	—	—	9.4
Total contractual obligations and commitments	$18.8	$18.8	$123.1	$—	$160.7

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates, with historical shares consolidated using the ratio of 2.2585:

(In millions of units)	As at March 25, 2024	As at December 31, 2023	As at December 31, 2022
Common Shares issued and outstanding	250.7	250.7	147.5
Common Shares to be issued	—	—	—
Preferred Shares issued and outstanding(5)	—	—	33.7
Total Shares Issued and Outstanding(5)	250.7	250.7	181.2

TRANSACTIONS BETWEEN RELATED PARTIES

The Company enters into transactions with other entities that fall within the definition of a related party as contained in IAS 24, Related Party Disclosures. Such transactions are in the normal course of business and at terms that correspond to those on normal arms-length transactions (except revenue related transactions) with third parties. Related parties comprise entities under common ownership and/or common management and control; their partners and key management personnel.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

All related-party transactions have been entered into on arm’s-length terms. Any significant transactions would be separately disclosed in the Consolidated Financial Statements:

An amount of $32.7 million (2022: $9.2 million) was paid to Allied Resources Commercial Brokers, a company controlled by a director, in respect of payroll processing, change of control and termination benefits for former key management personnel, vendor payment support and office management services provided to the Company. In addition, an amount of $0.2 million (2022: $0.3 million) was paid to TheSiger Pty Limited, a company controlled by a director, in respect of services provided to the Company. These services were entered into on terms equivalent to those that prevail in arm’s length transactions and the amounts owing are to be settled in cash.

During the year, prior to the reverse take-over and public listing of Allied Gold Corporation, a director of the Company transferred 350,000 shares of AGC (Seychelles) to a former employee and a former contractor of the Group. Subsequent to this transaction, shares of the Company were issued in compensation for the transfer. The aggregate value of the liabilities extinguished by this transaction was of $0.7 million.

8.	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

London PM Fix Price

During the three months ended December 31, 2023, spot gold prices (as measured by the London PM Fix price) averaged $1,977 per ounce, compared to $1,731 per ounce during the comparative prior year quarter. During the period, the highest price was $2,077 per ounce and the lowest price was $1,820 per ounce.

During the year ended December 31, 2023, spot gold prices (as measured by the London PM Fix price) averaged $1,943 per ounce, compared to $1,776 per ounce in the prior year. During the period, the highest price was $2,077 per ounce and the lowest price was $1,811 per ounce.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended December 31, 2023, the average USD/EUR exchange rate was 1.0761, the lowest was 1.0476, and the highest was 1.1106. For the year ended December 31, 2023 the average USD/EUR exchange rate was 1.0815, the lowest was 1.0476, and the highest was 1.1243. The rate at the end of the period was 1.1047.

9.	CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES BASIS OF PREPARATION

The Company’s Consolidated Financial Statements have been prepared in accordance with International Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied are described in note 3 - Summary of Material Accounting Policies of the Company's consolidated financial statements for the year ended December 31, 2023.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early. The following amendments are effective for the period beginning 1 January 2024:

•	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback)

•	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current)

•	IAS 1 Presentation of Financial Statements (Amendment – Non-current Liabilities with Covenants)

The Company is currently assessing the impact of these new accounting standards and amendments. The Company does not expect any of the standards issued by the IASB, but not yet effective, to have a material impact on the Company.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2022 are disclosed in note 4 to the Consolidated Financial Statements - Critical Accounting Judgments and Key Sources of Estimation Uncertainty.

11.	NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold;

•	Gross profit excluding Depreciation and Amortization;

•	Sustaining, Expansionary and Exploration Capital Expenditures; and

•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs and AISC, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

	For three months ended December 31, 2023				For three months ended December 31, 2022
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$37,740	$36,506	$60,934	$135,180	$34,992	$37,791	$85,287	$158,070
DA	13,835	1,048	2,044	16,927	4,669	3,161	1,903	9,733
Cost of Sales	$51,575	$37,554	$62,978	$152,107	$39,661	$40,952	$87,190	$167,803
Cash Cost Adjustments
DA	$(13,835)	$(1,048)	$(2,044)	$(16,927)	$(4,669)	$(3,161)	$(1,903)	$(9,733)
Exploration Expenses	(689)	(2,226)	(2,441)	(5,356)	306	(2,450)	(1,527)	(3,671)
Agbaou Contingent Consideration	—	570	—	570	—	—	—	—
Silver by-Product credit	(110)	(32)	(101)	(243)	(111)	(47)	(71)	(229)
Total Cash Costs(1)	$36,941	$34,818	$58,392	$130,151	$35,187	$35,294	$83,689	$154,170

AISC(1) Adjustments
Reclamation & Remediation Accretion	$836	$1,244	$2,337	$4,417	$151	$155	$506	$812
Exploration Capital	2,201	—	428	2,629	474	—	1,129	1,603
Exploration Expenses	689	2,226	2,441	5,356	(306)	2,450	1,527	3,671
Sustaining Capital Expenditures	1,223	2,957	1,465	5,645	2,894	3,324	4,997	11,215
IFRS 16 Lease Adjustments	—	28	—	28	—	42	—	42
Total AISC(1)	$41,890	$41,273	$65,063	$148,226	$38,400	$41,265	$91,848	$171,513

Gold Ounces Sold	34,328	17,882	40,863	93,073	28,115	25,311	56,808	110,234

Cost of Sales per Gold Ounce Sold	$1,502	$2,100	$1,541	$1,634	$1,411	$1,618	$1,535	$1,522
Cash Cost(1) per Gold Ounce Sold	$1,076	$1,947	$1,429	$1,398	$1,252	$1,394	$1,473	$1,399
AISC(1) per Gold Ounce Sold	$1,220	$2,308	$1,592	$1,593	$1,366	$1,630	$1,617	$1,556

| 42

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

	For year ended December 31, 2023				For year ended December 31, 2022
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$112,884	$142,080	$248,413	$503,377	$102,355	$125,542	$258,925	$486,822
DA	34,215	3,753	7,556	45,524	19,222	27,923	6,182	53,327
Cost of Sales	$147,099	$145,833	$255,969	$548,901	$121,577	$153,465	$265,107	$540,149
Cash Cost Adjustments
DA	$(34,215)	$(3,753)	$(7,556)	$(45,524)	$(19,222)	$(27,923)	$(6,182)	$(53,327)
Exploration Expenses	(1,598)	(8,795)	(8,371)	(18,764)	(742)	(7,527)	(5,742)	(14,011)
Agbaou Contingent Consideration	—	3,000	—	3,000	—	—	—	—
Silver by-Product credit	(460)	(168)	(332)	(960)	(418)	(190)	(360)	(968)
Total Cash Costs(1)	$110,826	$136,117	$239,710	$486,653	$101,195	$117,825	$252,823	$471,843

AISC(1) Adjustments
Reclamation & Remediation Accretion	$1,350	$1,968	$3,694	$7,012	$604	$620	$2,026	$3,250
Exploration Capital	4,102	—	2,266	6,368	1,461		1,730	3,191
Exploration Expenses	1,598	8,795	8,371	18,764	742	7,527	5,742	14,011
Sustaining Capital Expenditures	4,592	7,225	7,658	19,475	5,559	4,117	9,448	19,124
IFRS 16 Lease Adjustments	—	111	—	111		241		241
Total AISC(1)	$122,468	$154,216	$261,699	$538,383	$109,561	$130,330	$271,769	$511,660

Gold Ounces Sold	100,294	72,127	170,664	343,085	90,034	104,402	174,151	368,587

Cost of Sales per Gold Ounce Sold	$1,467	$2,022	$1,500	$1,600	$1,350	$1,470	$1,522	$1,465
Cash Cost(1) per Gold Ounce Sold	$1,105	$1,887	$1,405	$1,418	$1,124	$1,129	$1,452	$1,280
AISC(1) per Gold Ounce Sold	$1,221	$2,138	$1,533	$1,569	$1,217	$1,248	$1,561	$1,388

GROSS PROFIT EXCLUDING DEPRECIATION AND AMORTIZATION

The Company uses the financial measure “Gross Profit excluding Depreciation and Amortization” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding Depreciation and Amortization is calculated as Gross Profit plus Depreciation and Amortization.

The Company discloses Gross Profit excluding Depreciation and Amortization because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding Depreciation and Amortization can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net (Loss) Earnings can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

12.	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between December 31, 2023, and December 31, 2022, and results of operations for the years ended December 31, 2023, and December 31, 2022.

This MD&A has been prepared as of March 26, 2024. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

| 44

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss; and

•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation	Steve Craig of Orelogy Consulting Pty Ltd.

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at December 31, 2023. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company's ICFR were designed and operating effectively as at December 31, 2023.

There was no change in the Company’s internal control over financial reporting for the three months and year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures (“DPC”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at December 31, 2023, the Company’s DCP have been designed and operate effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)	Net earnings and adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Working capital is defined as the excess of current assets over current liabilities. For the prior year, Endeavour’s Put Option is also removed, as it was expected to be, and was extinguished by undertaking the RTO.

(4)	Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the current year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.

(5)	The Company’s preferred shares were held by Orion. These shares converted on a 1:1 basis into common shares upon the RTO and the company considered the preferred shares to be effectively equivalent to common shares. Historical shares have been restated using the consolidation ratio of 2.2585.

(6)	Working Capital movement refers to the sum of

a.	(Increase) / decrease in trade and other receivables
b.	(Increase) / decrease in inventories
c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain commitments such as public road upgrades and installation of a power line are complete.

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